SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         Schedule 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. 3)*

               Transworld Home HealthCare, Inc.
                      (Name of Issuer)

            Common Stock, $.01 par value per share
               (Title of Class of Securities)

                         894081 10 8
                       (CUSIP Number)

          Scott A. Shay, Hyperion Partners II L.P.,
           50 Charles Lindbergh Blvd., Suite 500,
             Uniondale, NY 11553 (516) 745-6644
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                        April 10, 1997
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or
(4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                    (Continued on following pages)













































CUSIP No.  894081 10 8        13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Hyperion Partners II L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC, OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                    7    SOLE VOTING POWER
NUMBER OF                     -0-
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 -4,400,000- (1)(2)
EACH
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON                        -0-
WITH
                    10   SHARED DISPOSITIVE POWER
                         -4,400,000- (1)(2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -4,400,000- (2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       43.8% (2)

14   TYPE OF REPORTING PERSON*
     PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Power is exercised through its sole general partner, Hyperion
     Ventures II L.P.
(2) Excludes (1) 3,000,000 shares issuable upon exercise of Warrants; (2) 898,877 shares subject to purchase under a Stock Purchase Agreement; (3) 1,234,176 shares subject to purchase under a Stock Purchase Agreement; and (4) 4,116,456 shares subject to purchase under a Stock Purchase Agreement.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Hyperion Ventures II L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                    7    SOLE VOTING POWER
NUMBER OF                     -0-
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 -4,400,000- (1)(2)
EACH
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON                        -0-
WITH
                    10   SHARED DISPOSITIVE POWER
                         -4,400,000- (1)(2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -4,400,000- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     43.8% (2)

14   TYPE OF REPORTING PERSON*
     PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Solely in its capacity as the general partner of Hyperion
     Partners II L.P.
(2) Excludes (1) 3,000,000 shares issuable upon exercise of Warrants; (2) 898,877 shares subject to purchase under a Stock Purchase Agreement; (3) 1,234,176 shares subject to purchase under a Stock Purchase Agreement; and (4) 4,116,456 shares subject to purchase under a Stock Purchase Agreement.


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Hyperion Funding II Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                    7    SOLE VOTING POWER
NUMBER OF                     -0-
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 -4,400,000- (1)(2)
EACH
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON                        -0-
WITH
                    10   SHARED DISPOSITIVE POWER
                         -4,400,000- (1)(2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -4,400,000- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       43.8% (2)

14   TYPE OF REPORTING PERSON*
     CO
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Solely in its capacity as the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P.
(2) Excludes (1) 3,000,000 shares issuable upon exercise of Warrants; (2) 898,877 shares subject to purchase under a Stock Purchase Agreement; (3) 1,234,176 shares subject to purchase under a Stock Purchase Agreement; and (4) 4,116,456 shares subject to purchase under a Stock Purchase Agreement.


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Hyperion TW Fund L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC, OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                    7    SOLE VOTING POWER
NUMBER OF                     -0-
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                      -0- (1)(2)
EACH
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON                        -0-
WITH
                    10   SHARED DISPOSITIVE POWER
                              -0- (1)(2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0- (2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0% (2)

14   TYPE OF REPORTING PERSON*
     00

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Power is exercised through its sole general partner, Hyperion
     TW LLC.
(2)  Excludes 4,116,456 shares subject to purchase under a Stock
     Purchase Agreement.





1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Hyperion TW LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                    7    SOLE VOTING POWER
NUMBER OF                     -0-
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                      -0- (1)(2)
EACH
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON                        -0-
WITH
                    10   SHARED DISPOSITIVE POWER
                         -0- (1)(2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0- (2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0% (2)

14   TYPE OF REPORTING PERSON*
     00

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Solely in its capacity as the general partner of Hyperion TW
     Fund L.P.
(2)  Excludes 4,116,456 shares subject to purchase under a Stock
     Purchase Agreement.






1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Lewis S. Ranieri

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

                    7    SOLE VOTING POWER
NUMBER OF                     -0-
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 -4,400,000- (1)(2)
EACH
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON                        -0-
WITH
                    10   SHARED DISPOSITIVE POWER
                         -4,400,000- (1)(2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -4,400,000- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     43.8% (2)

14   TYPE OF REPORTING PERSON*
     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Solely in his capacity as Chairman and President, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is the sole managing member of Hyperion TW LLC, which is the sole general partner of Hyperion TW Fund L.P.
(2) Excludes (1) 3,000,000 shares issuable upon exercise of Warrants; (2) 898,877 shares subject to purchase under a Stock Purchase Agreement; (3) 1,234,176 shares subject to purchase under a Stock Purchase Agreement; and (4) 4,116,456 shares subject to purchase under a Stock Purchase Agreement.


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Scott A. Shay

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

                    7    SOLE VOTING POWER
NUMBER OF                     -0-
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 -4,400,000- (1)(2)
EACH
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON                        -0-
WITH
                    10   SHARED DISPOSITIVE POWER
                         -4,400,000- (1)(2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -4,400,000- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     43.8% (2)

14   TYPE OF REPORTING PERSON*
     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in his capacity as Executive Vice President and Assistant Secretary, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is the sole managing member of Hyperion TW LLC, which is the sole general partner of Hyperion TW Fund L.P.
(2) Excludes (1) 3,000,000 shares issuable upon exercise of Warrants; (2) 898,877 shares subject to purchase under a Stock Purchase Agreement; (3) 1,234,176 shares subject to purchase under a Stock Purchase Agreement; and (4) 4,116,456 shares subject to purchase under a Stock Purchase Agreement.

          The Statement on Schedule 13D, dated June 6, 1996, filed by the undersigned with the Securities and Exchange Commission on June 7, 1996, relating to the Common Stock, par value $0.01 per share, of Transworld Home HealthCare, Inc., as amended by Amendment No. 1 thereto, dated August 1, 1996 and Amendment No. 2 thereto, dated January 23, 1997 (the "Schedule 13D"), is hereby further amended by adding thereto the information set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, unless the context otherwise requires.


Item 2.   Identity and Background.

          Item 2 is hereby supplemented by addition of the following:

          Hyperion TW Fund L.P. (the "TW Fund") and Hyperion TW LLC (the "TW Fund GP") are hereby added to the Reporting Persons joining in this Statement.

          Pursuant to a Stock Purchase Agreement, dated as of March 26, 1997 by and between Transworld and the Fund (the "March 1997 Fund Stock Purchase Agreement"), the Fund agreed, upon satisfaction of the conditions set forth therein, to purchase from Transworld an additional 1,234,176 shares of Common Stock (the "March 1997 Fund Shares"). As payment for the March 1997 Fund Shares, the Fund will assign and transfer to Transworld (a) $12,396,948 of face amount of accounts receivable originally owed by Health Management, Inc. ("HMI") to FoxMeyer Corporation and its subsidiaries and incurred on or before November 13, 1996, and assigned to the Fund by California Golden State Finance Company pursuant to an Agreement of Transfer of Receivables dated November 19, 1996; and (b) $2,800,000 of face amount of accounts receivable originally owed by HMI to Bindley Western Industries, Inc. ("Bindley") and assigned to the Fund by Bindley pursuant to a Purchase and Sale Agreement dated December 20, 1996.

          Pursuant to a Stock Purchase Agreement, dated as of March 26, 1997, by and between Transworld and the TW Fund (the "March 1997 TW Stock Purchase Agreement"), the TW Fund agreed, upon satisfaction of the conditions set forth therein, to purchase from Transworld 4,116,456 shares of Common Stock (the "March 1997 TW Shares") at a price of $9.875 per share, for an aggregate purchase price of $40,650,000.

          The TW Fund is a Delaware private investment limited partnership formed to acquire Common Stock of Transworld. Its principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553. The TW Fund GP is the sole general partner of the TW Fund, and the Fund is the sole member of the TW Fund GP.

          The TW Fund GP is a Delaware limited liability company whose sole business and activity is to act as general partner of the TW Fund. Its principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553.

          Neither the TW Fund nor the TW Fund GP has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds and Other Consideration.

          Item 3 is hereby supplemented by addition of the following:

          As described in Item 2, as consideration for the March
1997 Fund Shares the Fund will assign and transfer to Transworld certain accounts receivable owned by the Fund.

          The funds for the purchase of the March 1997 TW Shares were obtained from capital contributed to the TW Fund by its partners.


Item 4.   Purpose of Transactions.

          The March 1997 Fund Shares and the March 1997 TW Fund Shares are being acquired by the Fund and the TW Fund, respectively, for the purpose of investment. The March 1997 Fund Shares, the March 1997 TW Fund Shares and any other shares of Common Stock now owned or hereafter acquired by the Fund and the TW Fund, respectively, or by the other Reporting Persons, may be disposed of at any time or from time to time, in whole or in part. In addition, the Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock.


Item 5.   Interest in Securities of the Issuer.

          Item 5(a) is hereby supplemented by addition of the following:

          (a) The Fund owns 4,400,000 shares of Common Stock, constituting approximately 43.8% of the outstanding Common Stock (on the basis of 10,046,683 shares outstanding as of March 12, 1997). In addition, (i) the Fund owns 3,000,000 Warrants; (ii) pursuant to the Stock Purchase Agreement, the Fund has agreed, upon satisfaction of the conditions set forth therein, to purchase an additional 898,877 shares of Common Stock; (iii) pursuant to the March 1997 Fund Purchase Agreement, the Fund has agreed, upon satisfaction of the conditions set forth therein, to purchase an additional 1,234,176 shares of Common Stock; and (iv) pursuant to the March 1997 TW Fund Purchase Agreement, the TW Fund has agreed, upon satisfaction of the conditions set forth therein, to purchase an additional 4,116,456 shares of Common Stock.

          As a result of its right to acquire Common Stock upon exercise of the Warrants and pursuant to the Stock Purchase Agreement and the March 1997 Fund Purchase Agreement and the TW Fund's right to acquire Common Stock pursuant to the March 1997 TW Fund Purchase Agreement, the Fund may be deemed under Rule 13d-3(d)(1)(i)(A) under the Act, to own beneficially 13,649,509 shares of Common Stock, constituting approximately 70.7% of the outstanding Common Stock (on the basis of 10,046,683 shares outstanding as of March 12, 1997).


Item 7.   Material to be Filed as Exhibits.

          Item 7 is hereby supplemented by addition of the following:

          11.  Exhibit XI -   Stock Purchase Agreement dated as of
                              March 26, 1997, filed herewith

          12.  Exhibit XII -  Stock Purchase Agreement dated as of
                              March 26, 1997, filed herewith












Signature

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 14, 1997

          HYPERION TW FUND L.P.
          By:  HYPERION TW LLC,
               its General Partner
               By:  HYPERION PARTNERS II L.P.,
                    its Managing Member
                    By:  HYPERION VENTURES II L.P.,
                         its General Partner
                         By:  HYPERION FUNDING II CORP.,
                              its General Partner


                              By:/s/Scott A. Shay
                                 Name: Scott A. Shay
                                 Title: Executive Vice President


          HYPERION TW LLC,
          By:  HYPERION PARTNERS II L.P.,
               its Managing Member
               By:  HYPERION VENTURES II L.P.,
                    its General Partner
                    By:  HYPERION FUNDING II CORP.,
                         its General Partner


                         By:/s/Scott A. Shay
                            Name: Scott A. Shay
                            Title: Executive Vice President


          HYPERION PARTNERS II L.P.
          By:  Hyperion Ventures II L.P.,
               its general partner
               By:  Hyperion Funding II Corp.,
                    its general partner

                    By:/s/Scott A. Shay
                       Name:  Scott A. Shay
                       Title: Executive Vice President






                         HYPERION VENTURES II L.P.
                         By:  Hyperion Funding II Corp.,
                              its general partner


                              By: /s/Scott A. Shay
                                  Name:  Scott A. Shay
                                  Title: Executive Vice President


                         HYPERION FUNDING II CORP.


                         By: /s/Scott A. Shay
                             Name:  Scott A. Shay
                             Title: Executive Vice President


                              /s/Scott A. Shay
                              Scott A. Shay, as Attorney-in-Fact
                              for Lewis S. Ranieri


                              /s/Scott A. Shay
                              Scott A. Shay